June 7, 2010

Kathryn McHale

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

RE:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No.: 001-06523

Dear Ms. McHale,

We have received and reviewed your letter dated May 3, 2010 regarding the above-referenced filing by Bank of America Corporation (“Corporation”). The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk Management, page 54

1)	We note your disclosure that certain short-term mortgage loan modifications where you expect to collect full contractual principal and interest are not considered troubled debt restructurings. Please provide us with the following as it relates to these loan modifications:

a)	Describe the key features of these short-term modification programs, including a description of the significant terms modified and the typical length of each of the modified term;

Response:

We currently offer various short-term mortgage loan modification programs to assist borrowers who are experiencing temporary financial difficulties, including capitalization of interest and payment extension of up to 90 days. The short-term mortgage modification programs result in an insignificant change to the contractual principal and interest under the terms of the original loan agreement. Specifically, there is a change in the timing of the collection of the contractual amounts due that results in an insignificant change in the overall yield compared to yield based on the original contractual terms of the loan. Our current accounting policy states that if these short-term modifications are up to 90 days, they do not result in troubled debt restructurings (“TDRs”), and if they are greater than 90 days, they are assessed to determine whether they result in TDRs. We believe this treatment is consistent with ASC 310-10-35-17 (SFAS 114, paragraph 8), which states that “an insignificant delay or insignificant shortfall in amount of payments does not require application of this guidance. A loan is not impaired during a period of delay in payment if the creditor expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay.” In addition, this treatment is consistent with the current guidance of the Office of the Comptroller of the Currency (“OCC”) as summarized in the OCC’s CNBE Policy Guidance 2010-01 entitled Policy Interpretation – Supervisory Memorandum 2009-7 dated February 23, 2010. Consistent with industry practice, we believe that using 90 days is reasonable for purposes of defining “insignificant delay”.

b)	Explain in further detail how the terms are modified under the programs, yet you still expect to collect full contractual principal and interest on the loans. As part of your response, please confirm that your disclosure refers to your ability to collect the full contractual principal and interest on the original terms of the modified loan;

Response:	We confirm that our disclosure refers to our ability to collect the full contractual principal and interest on the original terms of the modified loan acknowledging the insignificant change as discussed in our response to comment 1(a) above and as demonstrated in the examples below.

The following are the types of short-term mortgage modification programs we currently offer (a borrower can be offered one or more of these modification types) along with specific examples of the qualitative analysis of the insignificant delay or shortfall of total amounts due:

•

Capitalization of interest: Capitalization of not more than 90 days of past due interest with no change to the rate or term of the loan. The capitalized interest is added to the remaining principal and interest payments and is spread out over the remaining life of the loan. The following is an example of a loan with a capitalized interest modification where three months of interest were capitalized and added to the monthly payments of the modified loan over the remaining term of the loan. The monthly payments increase from $2,388 under the original terms to $2,440 under the modified loan. The example summarizes the key terms of the original and modified loan and shows the insignificant change in yield from the original loan terms:

Example: Capitalization

	Original Loan	Modified Loan

Original Loan Balance	$350,000	$350,000
Balance at time of modification	$339,729	$346,557
Term in months	360	360
Interest rate	7.25%	7.25%
Monthly payment	$2,388	$2,440
Yield	7.250%	7.249%
% change in yield		(0.01)%

•

Extension: Payments are not made for up to 90 days, however the missed payments are added to the end of the term of the loan by extending the term by the same period of time. The unpaid principal balance (“UPB”) and interest rate are not changed. The following is an example of an extension modification where the borrower does not make three monthly payments which are then added to the end of the term of the loan, thus extending the term from 360 months to 363 months. The example summarizes the key terms of the original and modified loan and shows the insignificant change in yield from the original loan terms:

Example: Extension

	Original	Modified
	Loan	Loan

Original Loan Balance	$350,000	$350,000
Term in months	360	363
Interest rate	7.25%	7.25%
Monthly payment	$2,388	$2,388
Yield	7.250%	7.018%
% change in yield		(3.20)%

c)	Describe the scenarios where you would use these short-term loan modifications as opposed to the longer-term modifications made under the Making Home Affordable Programs, or other company-created programs;

Response:	Short-term modifications are limited to situations where the borrower is experiencing temporary financial difficulties, including but not limited to unexpected medical or other expenses, temporary loss of job, or change in family circumstances. We evaluate the facts and circumstances for individual borrowers to determine which, if any, short-term mortgage modification program will provide the optimal outcome for both the borrower and the Corporation. Under these scenarios, the short-term modification programs are generally viewed as the better alternative than longer-term modification programs, including those under the Making Home Affordable Programs.

d)	Discuss the success rates of these short-term modification programs, and provide a discussion of whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans;

Response:	During 2009, we completed $1.1 billion of short-term mortgage modifications of loans held in our held for investment (“HFI”) portfolio, excluding purchased credit-impaired loans. As of December 31, 2009, $207 million of the $1.1 billion of short-term mortgage modifications were no longer on our balance sheet, primarily due to borrower payments, loan sales or foreclosures. Of the remaining $850 million, $515 million (61%) were current, $155 million (18%) were less than 90 days past due and $180 million (21%) were greater than 90 days past due and therefore classified as nonaccrual. If a short-term modification is modified into a long-term modification, the modification would be assessed as to whether it qualifies as a TDR. Approximately $20 million of these loans that had short-term modifications were subsequently modified into longer-term modifications during 2009 and were included in our TDR disclosures in our Form 10-K for the year ended December 31, 2009.

e)	Quantify the amounts of loans that have been modified using this type of workout strategy in each period presented. Clarify whether these short-term modifications are only made on mortgage loans or various types of loans;

Response:	We completed 260,000 mortgage modifications during 2009 of which approximately 76,000 were modifications of loans held in our loan portfolios. The UPB of the owned loans modified was $14.1 billion. Of this amount, loans with a book value of $4.4 billion were modified in our short-term mortgage modification programs, including $3.1 billion of purchased credit-impaired loans, $1.1 billion in modifications of loans in our HFI loan portfolio, and approximately $0.2 billion of modifications for borrowers that were not troubled or were classified as loans held for sale. The purchased credit-impaired loans are included in our purchased credit-impaired pools and accounted for under ASC 310-30 (SOP 03-3). In 2008, we completed 48,000 modifications of loans held in our loan portfolios with a UPB of $5.6 billion. Of this amount, loans with a UPB of $4.4 billion were modified in our short-term mortgage modification programs, including $3.7 billion in modifications of loans in our HFI loan portfolio, and approximately $0.7 billion of purchased credit-impaired loans.

In addition to the short-term mortgage modifications discussed above, we also provide modifications of loans in our dealer financial services (“DFS”) portfolio, which includes automotive, marine and recreational vehicle loans. The majority of these DFS modifications have been short-term in nature. More specifically, they were extensions of the payments up to a maximum of 90 days where the payments are deferred until the end of the term of the loan. Similar to the short-term mortgage modification programs, we do not classify these DFS modifications as TDRs due to their short-term nature, the insignificant delay in or shortfall of the amounts collected, and the fact that we expect collection of the full contractual principal and interest. During 2009 and 2008, we completed approximately 33,200 and 49,200 extensions of DFS loans with a UPB of $763 million and $1.0 billion, respectively.

During 2009 we also completed other DFS modifications where the modification period was greater than 90 days, up to a maximum of 12 months. We did not offer these modifications prior to 2009. We completed approximately 1,100 such modifications in 2009 with a UPB of $49 million.

Under certain circumstances, modifications may be made to credit card and consumer lending loans, as further described in our response to comment 10.

f)	Provide additional analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings;

Response:	As shown in the examples included in our response to comment 1(b) above, the short-term modification programs described above are not classified as TDRs as they represent insignificant delays or insignificant shortfalls in the payments due to the short-term period that the modifications are in place. In addition, we expect to collect the full contractual principal and interest on these loans as no concession is granted to the borrowers with respect to the contractual repayment amount.

g)	Tell us how the loans are classified (performing vs. non-performing) and whether they continue to accrue interest; and

Response:	The loans modified under the short-term mortgage modification programs are placed on non-accrual status and reported as nonperforming loans at 90 days past due. Loans with a capitalization of interest or an extension modification are reclassified as current as a result of the short-term modification consistent with regulatory requirements and industry practice. Delinquency tracking restarts with the reclassification to current status.

The loans modified under the short-term DFS modification programs are not placed on nonaccrual status and therefore are not reported as nonperforming loans in accordance with our policy on consumer loans secured by personal property, as appropriate. These loans are charged off no later than the end of the month in which the account becomes 120 days past due. Loans modified under the DFS programs are reclassified as current as a result of the short-term modification consistent with regulatory requirements and industry practice. Delinquency tracking restarts with the reclassification to current status.

h)	Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.

Response:	Loans modified under the short-term modification programs described above are not considered TDRs, and therefore we do not perform an impairment analysis for these loans under ASC 310-10 (SFAS 114). This treatment is in accordance with the accounting guidance in ASC 310-10-35-13 which excludes large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment from the impairment measurement guidance in ASC 310-10 (SFAS 114). The loans modified under the short-term modification programs are included in our ASC 450-20 (SFAS 5) impairment analysis performed for homogeneous loan portfolios based on aggregated portfolio segment evaluations generally by product type.

Commercial Portfolio Credit Risk Management

Commercial Credit Portfolio – Commercial Real Estate, page 67

2)	We note that your loan portfolio includes $69.4 billion of commercial real estate loans which are made primarily to public and private developers, homebuilders and commercial real estate firms. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

Response:	Given the size of our construction loan portfolio, we will revise future filings, beginning with our Form 10-Q for the three months ended June 30, 2010, to disclose the funded amount of construction loans and the amount of construction loans that are classified as nonperforming. We do not believe that disclosure in our filings of the additional information detailed below is required due to the relatively small amount of nonperforming construction loans with capitalized interest.

a)	The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

Response:	At December 31, 2009 and 2008, the Corporation had $27.4 billion and $30.1 billion of funded construction loans. We recognized $695 million and $1.4 billion of interest income on this portfolio during 2009 and 2008, some of which reflects the utilization of interest reserves. Substantially all construction loans have interest reserves at inception. As construction is completed and the property is put into service, the reserves are depleted and interest begins to be paid from operating cash flows. Nonperforming construction loans totaled $5.1 billion and $3.1 billion on December 31, 2009 and 2008. We do not recognize interest income on nonperforming loans regardless of the existence of an interest reserve.

Although the amount of capitalized interest is calculated on a monthly basis for each individual loan, we do not maintain electronic records of the cumulative amount of interest capitalized for each loan or for the construction loan portfolio as a whole. We recently performed a review of commercial real estate (“CRE”) facilities with committed balances greater than $10 million as of March 31, 2010. From this population, we identified $8.8 billion of facilities that currently have remaining unutilized interest reserves, which total $616 million. The facilities with unutilized interest reserves include 27 nonperforming facilities with an aggregate carrying value of $533 million, which is net of $92 million in cumulative charge-offs. We performed a manual review of the files for these 27 facilities and determined that the carrying value includes $63 million of interest that had been capitalized while they were on performing status and the facilities have $38 million of remaining unutilized interest reserves.

b)	Your policy for recognizing interest income on these loans;

Response:	Interest income that represents utilization of an interest reserve is recognized in income if all of the following criteria are met:

•

The interest reserve utilized to make the payment was included in the original loan terms and was originally intended to compensate for a planned lack of borrower cash flow during the period of construction and lease-up.

•	The loan has not matured nor is it otherwise in default.

•

Repayment is not in doubt; no portion of the loan is risk rated “Doubtful”; and the loan has not been placed on nonaccrual status. As an exception to this rule, a loan may remain on accrual status if it is well secured and in process of collection.

We review all construction loans and update risk ratings on a quarterly basis. When a loan is classified as a criticized exposure, which includes risk ratings of Special Mention, Substandard and Doubtful, a new appraisal is obtained. A loan that carries a risk rating of Doubtful must be placed on nonaccrual status unless it is well secured and in process of collection.

In accordance with regulatory guidelines, a CRE loan is assigned a risk rating of Special Mention if the loan has potential weaknesses that deserve management’s close attention. For example, borrowers may be experiencing adverse operating trends, management problems, or pending litigation. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan at some future date. Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a Special Mention rating.

A CRE loan is assigned a risk rating of Substandard if the loan is inadequately protected by the borrower or the value of the underlying property and any other assets that serve as collateral for the loan. In such a case, one or more weaknesses exist that jeopardize repayment and the Corporation may sustain some loss if deficiencies are not corrected. Examples of weaknesses are as follows:

•	There are significant interim, non-seasonal or annual operating losses.

•	Revenues and cash flows generated by the property are insufficient to meet scheduled obligations and no or limited capital and liquidity sources are available to supplement these cash flows.

•	The property is poorly performing and in an industry/occupation that is very unstable and volatile due to difficult economic, regulatory, legal, or market conditions.

•	Serious management weaknesses or deficiencies exist which limit the potential capabilities of the borrower.

•

Financial information is so incomplete or inaccurate that no credibility is given to the reporting and evidence exists that if the information was provided it would indicate significant financial problems.

•	The borrower is in default and foreclosure proceedings have been initiated or are imminent but collateral values are expected to fully protect against loss.

•	The borrower is involved in bankruptcy proceedings but collateral values are expected to fully protect against loss.

A CRE loan is assigned a risk rating of Doubtful if weaknesses are so severe that collection or liquidation in full, on the basis of currently existing facts, conditions, and values, is highly questionable or improbable. Loans in this category must be placed on non-accrual status.

c)	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

Response:	Each construction loan is monitored on a quarterly basis or more frequently as events arise in order to assess how a project is performing relative to its original underwriting assumptions. This assessment covers construction progress, leasing and sales updates, project cash flows and interest reserve adequacy. The assessment also includes updated estimates of operating cash flows that are expected to be generated when construction is complete and the property has reached its projected long-term lease rate, referred to as “stabilization”. In addition, we analyze the fair value of the underlying property based on prevailing market conditions on at least an annual basis for each loan.

To the extent that the project is underperforming as compared to our initial underwriting assumptions or the remaining interest reserve and project cash flows are insufficient to service the loan through stabilization, the risk rating is adjusted in accordance with the guidelines set forth in our response to comment 2(b) above. When a loan is classified as a criticized exposure, we obtain updated appraisals to provide evidence of the property value in view of current market conditions. Such loans are reviewed with senior management and we determine whether it is appropriate to continue accruing income on a quarterly basis. The determination considers three primary factors:

•

Cash flow: If construction is complete but the project has not yet reached stabilization, we consider whether the project is currently generating sufficient cash flow to service the loan. If so, the loan is not classified as nonperforming.

•

Collateral value: Projects that are not generating sufficient cash flows to service the loan, including projects under construction that are behind relative to our underwriting assumptions, are evaluated on a loan-to-value basis. As noted above, we obtain an updated appraisal that reflects current market conditions when a loan is classified as a criticized exposure. If the loan is covered by the value of the collateral as per the new appraisal and if there is a source of interest payment available (either from an existing interest reserve or by a guarantor), the loan is not classified as nonperforming.

•

Guarantor: If a loan is not covered by the collateral value or the project is not generating sufficient cash flow, the capacity of the guarantor to remedy the situation is evaluated. Guarantors are evaluated in their totality, taking into account their ability to deal with not only our loan but also with commitments to other lenders. If the guarantor demonstrates both capacity and willingness to remedy a loan in this situation, the loan will not be classified as non-performing for up to six months. If the guarantor has not made satisfactory arrangements to remedy the situation within that time period, we will classify the loan as nonperforming.

In summary, if a loan does not have sufficient cash flow, collateral value or guarantor support to cover the loan, it will be assigned a risk rating of Doubtful, classified as nonperforming and placed on nonaccrual status. At that time, capitalization of interest will cease.

d)	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

Response:

From time to time we work with CRE borrowers that are experiencing diminished operating cash flows, depreciated collateral values, or prolonged sales and rental absorption periods. While CRE borrowers may experience deterioration in their financial condition, many continue to be creditworthy customers who have the willingness and capacity to repay their debts. In such cases, we and the borrowers may find it mutually beneficial to work constructively together.

Loan workouts can take many forms, including a renewal or extension of loan terms, extension of additional credit, or a restructuring with or without concessions. A renewal or restructuring should improve our prospects for repayment of principal and interest and be consistent with sound banking, supervisory, and accounting practices. We will consider loan workouts after analyzing a borrower’s repayment capacity, evaluating the support provided by any guarantors, and assessing the value of the collateral pledged on the debt. Loan workout arrangements are designed to help ensure that the Corporation maximizes its recovery potential.

If we grant a concession to the borrower due to the borrower’s financial difficulties, we account for the transaction as a TDR. As an exception to this rule, we do not account for commercial loan extensions of 90 days or less as TDRs. Concessions could include a reduction in the interest rate on the loan, an interest rate that is below market, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

e)	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

Response:	The underwriting process is the same for all construction loans, regardless of whether the loan does or does not have an interest reserve. At loan origination, our underwriting protocols require that we assess a project’s overall capital structure, including the project’s construction schedule, budget, and planned sources and uses of funds. The assessment incorporates an analysis of potential property performance at varying levels of rental/lease rates and physical occupancy. The assessment also includes an estimate of interest expense to be incurred on the proposed financing which incorporates the timing of budgeted draws as well as forecasted changes in interest rates. The adequacy of any proposed interest reserve is a component of this assessment.

f)	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

Response:	The existence of an interest reserve will not prevent us from classifying a loan as nonperforming if we do not expect to collect all amounts contractually due, as discussed more fully in our response to comment 2(c) above.

We do not create additional interest reserves after inception of a loan to keep a loan from becoming nonperforming. In connection with a proposed restructuring, a borrower may invest additional funds to ensure that the project has adequate cash to meet its debt servicing requirements. This type of restructuring, which is typically not a TDR, is done in conjunction with updated appraisals that indicate the underlying project will stabilize in an acceptable time frame, and the resulting stabilized project will provide acceptable coverage on a loan-to-value basis.

3)	Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, provide us with and revise your future filings to disclose the following:

Response:	We believe that our existing disclosures of commercial loan TDRs are adequate and that additional disclosures in future filings are not required given the relatively small size of the TDR portfolio. At December 31, 2009 and 2008, we had $486 million and $44 million of nonperforming commercial loan TDRs and $91 million and $13 million of performing commercial loan TDRs. The information below is intended to provide the Staff with additional information in response to its comments.

a)	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

Response:	We do not maintain electronic records of historical TDR activity that can distinguish a multiple note structure from other forms of TDRs, which may involve the receipt of assets in full or partial satisfaction of debt, modification of the terms of the debt, or the substitution or addition of debtors. However, based on discussions with management in our loan workout group, we believe relatively few of our CRE and other commercial loan TDRs involve a multiple note structure. Instead, most of these TDRs involve extensions of due dates, deferral of interest payments, reduction of interest rates, debt to equity conversions, or modifications of loan covenants A multiple note structure is used only when a particular set of circumstances exist and the result is expected to be superior to the other available strategies. For example, during the first quarter of 2010 we performed only one multiple note TDR related to a commercial loan with a principal balance of $44 million. A multiple note TDR may be considered when the following three conditions exist:

•	A charge-off is required due to a collateral shortfall or other factor;

•	Positive attributes are identified such that an A note that is reasonably assured of repayment can be structured; and

•	The additional time afforded the borrower for repayment will increase the prospects for a greater overall recovery on the loan.

Neither a multiple note TDR nor any other form of TDR would be pursued if a loan can be restructured and rehabilitated without the need to extend a concession. Also, if the prospects for repayment post restructure are poor and liquidation of the collateral would render a higher recovery, a TDR would not be pursued.

b)	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

Response:	As noted above, a multiple note TDR is used only if it will increase the prospects for a greater overall recovery on the loan as compared to other workout strategies. This may be achieved in part by using alternative terms on the charged-off B note. For example, interest payments on the B note can be deferred until after the A note has been paid in full, thus reducing cash flow requirements for the borrower during the construction phase. Alternatively, a portion of the B note principal can be forgiven if the borrower makes all payments on the A note in full when due, thus providing an incentive for a borrower who might otherwise enter bankruptcy or walk away from the project. The use of a multiple note TDR is also beneficial as compared to an outright forgiveness of principal because it allows the Corporation to retain a legal claim on the charged-off B note.

As discussed more fully in our response to comment 3(e) below, the A note may be classified as performing and returned to accrual status without regard to the status of payments under the B note. If we do not utilize a multiple note structure, the restructured loan cannot be returned to accrual status unless we have collected or expect to collect all amounts due, including amounts charged off on the original loan prior to the restructuring. However, the benefit of returning a loan to accrual status is secondary to our primary objective of maximizing total recoveries on the loan.

c)	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

Response:	Typically, when a TDR is performed using a multiple note structure, the A note represents the portion of the loan that is expected to be fully collectible based on our customary underwriting standards. The A note will typically bear a market rate of interest which may represent a premium if there is a heightened risk profile as compared to new customers. The B note, which is fully charged off, represents any portion of the original loan that exceeds the amount of the A note and to which we retain a legal claim. The B note may have deferred payment terms or other features such as a profit-sharing element that are not typically found in a newly-originated loan. The restructuring is supported by a current, well-documented evaluation of the borrower’s financial condition and the borrower’s prospects for repayment of the A note under the revised terms.

d)	Clarify whether the B note is immediately charged-off upon restructuring.

Response:	The B note usually represents a portion of the loan that was charged off prior to restructuring. If not, we charge off the B note immediately upon restructuring.

e)	Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

Response:	A loan that is subject to a TDR has usually been placed on nonaccrual status prior to the restructuring. If not, it is placed on nonaccrual status at the time of restructuring. The A note created in a multiple note restructuring may later be returned to accrual status if all of the following conditions are met:

•	There is a sustained period of demonstrated repayment performance, generally for at least six months, prior to the date on which the loan is returned to accrual status. The six-month period may begin prior to the date of restructuring provided that the amount of payments made by the borrower during the period was at least equal to the amount of payments required under the restructured terms. The sources of cash flows used during this period and projected operating cash flows of the underlying property are evaluated to support the customer’s ability to service the loan going forward.

•	The restructuring was supported by a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the revised terms.

•	The A note is current and payment in full, including contractual interest, is expected. Amounts due under the charged-off B note are not considered.

The A note will remain on nonaccrual status and is included in our disclosure of nonperforming TDRs until it satisfies the above conditions. In addition, we will not return a loan to accrual status if the loan has been restructured in a TDR a second time.

Although rare, it is possible to restructure a loan into two or more notes without charging off any of the restructured notes. This might occur if, for example, the borrower has two discrete pools of collateral or sources of cash flow and a separate note is created for each. In that case, the notes are evaluated separately unless they share one or more of the following characteristics:

•	The loans are secured by the same collateral.

•	The loans have common sources of repayment.

•	The loans are sovereign loans to different agencies in the same country.

•	The funds are advanced at different times under a single credit facility, even if evidenced by multiple notes.

f)	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response:	The A note created in a multiple note TDR is classified in the same manner as other TDRs, all of which are disclosed as nonperforming TDRs and included in the reported amount of nonperforming loans and leases while on nonaccrual status. TDRs that are on accrual status are reported as performing TDRs through the end of the calendar year in which they are returned to accrual status. In addition, if accruing commercial loan TDRs bear less than a market rate of interest at the time of restructuring, they are reported as performing TDRs throughout their remaining lives.

4)	Please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

Response:

There has been an increase in loans that have been extended at maturity in recent years due to general market conditions, including the lack of an active commercial mortgage-backed securities market, which limited the capacity of market participants to provide long-term real estate refinancings. However, we do not maintain electronic records as to which extensions were dependent upon the existence of guarantees. Our responses below are intended to provide the Staff with additional information. We believe that our existing disclosures of CRE risk exposures are adequate and that additional disclosures are not required.

a)	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

Response:	Loans are generally considered for extension only if at least one of the following criteria is met:

•

Current evidence indicates that the project will produce sufficient cash flows to service the loan including any increase in interest rates or fees that are designed to compensate the Corporation for the extension;

•	A guarantor exists that has shown the capacity and willingness to repay the loan if necessary; or

•	A current appraisal indicates that the project will stabilize in an acceptable time frame such that repayment of the extended loan is likely.

Interest rates on loans that are extended are adjusted to reflect current market terms, which often results in an increase in rates. Other terms, such as debt covenants, may also be revised when such changes are beneficial to the Corporation but do not jeopardize the stability of the borrower.

The absence of a liquid long-term CRE refinance market since mid-2007 has resulted in the extension of many loans with underlying projects that generate positive cash flows. We do not consider these loans to be collateral-dependent because we rely on the positive operating cash flows of the underlying property as a source of repayment rather than the fair value of the property. Loans that are extended based solely upon the current appraised value of the property are deemed to be collateral-dependent and carry a more adverse risk rating classification.

b)	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

Response:	As noted in our response to comment 2(d) above, we do not report commercial loan extensions of 90 days or less as TDRs. However, if we do not expect to collect all amounts contractually due, the loan will be classified as a nonperforming loan and placed on nonaccrual status.

We do not classify longer-term extensions as TDRs if we receive adequate compensation for the extension and we do not grant a concession to the borrower due to the borrower’s financial difficulties. A below-market interest rate is considered to be a concession to the borrower. Accordingly, if a loan is extended at its existing rate, we will determine whether that rate represents a market rate of interest based on the risk rating of the loan. If a loan is extended on the basis of guarantor support, the loan would be risk rated based on the strength of the guarantor. Typically, the interest rate on the loan would reflect current market pricing for that rating. If the interest rate is below-market, the loan is classified as a TDR.

c)	In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

Response:	Guarantors for CRE loans are evaluated using an internal model which is designed to evaluate the overall financial strength of the guarantor. Each guarantor is required to provide financial statements with details of significant assets and liabilities as well as sources of income and expenses as a starting point for evaluating the guarantor’s financial strength within 120 days of the guarantor’s year end. Commitments related to the proposed project as well as any other contingent liabilities are also incorporated in the analysis to derive a global cash flow and balance sheet picture of the guarantor. All data must be supported by documentation such as bank statements or contracts. The Corporation uses this information to reach a conclusion as to the guarantor’s ability to honor the guarantee. We also update the internal model on an annual basis for most private guarantors. Institutional guarantors such as real estate funds and public guarantors are evaluated on a quarterly basis, at which time we typically receive updated financial information.

d)	How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

Response:	Performance by guarantors is sought whenever the primary obligor defaults in its obligations under the loan agreement. A guarantor is an obligor under the loan, and is expected to perform in the event the borrower is unable or unwilling. However, we do not maintain electronic records of these discussions or the extent of the successes.

Dialog we have with the guarantor is typically initiated when loan performance results in an adverse risk classification and a triggering event occurs, such as payment default, breach of covenant, or maturity without repayment in full. The amount and form of remedy vary with every transaction and will depend on the severity of the problem. The guarantor may not be contacted if a situation has arisen that is expected to be remedied by the borrower or through other means, such as insurance proceeds.

The decision on whether to pursue the guarantor involves an analysis of the guarantor’s financial capacity, the time horizon and costs associated with a collection action in comparison to the probable recovery, and any possible defenses by the guarantor or the borrower. We would not seek to enforce the guarantee if the prospects for recovery are too low to justify incurring the expense, or where collection has been stayed or extinguished in a bankruptcy proceeding. If we decide not to enforce the guarantee, this decision is incorporated into our risk rating analysis as well as our evaluation of the adequacy of the allowance for loan losses.

e)	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Response:	As described in our response to comment 2(c) above, we may not classify a CRE loan as nonperforming, even though the carrying value of the loan may exceed the appraised value. In those situations, the carrying value is supported by the existence of guarantees from a financially responsible guarantor or the project is generating positive cash flows. However, we do not maintain electronic records of this information on a historical basis.

We typically take a charge-off and write down a CRE loan to appraised value when it is classified as nonperforming and collateral dependent. On infrequent occasions, the loan may not be written down to appraised value due to uncertainty as to timing or the amount of expected loss. For example, resources may be available to address the shortfall but the resources have not yet been received or formally documented in a restructuring. In such a case, the amount not supported by collateral is rated Doubtful pending resolution of the uncertainty, which must be expected in the near future. The shortfall is charged-off if not promptly resolved, typically by a pay down, receipt of additional collateral, or restructuring.

Table VII – Allowance for Credit Losses, page 102

5)	We note your response to comment two of our letter dated January 29, 2010 and the inclusion of footnote (3) to Table VII which discloses the ratio of the allowance for loan and lease losses to nonperforming loans and leases, adjusted to exclude the allowance related to purchased impaired loans. In future filings, please ensure to provide this additional disclosure throughout your filing wherever you disclose the allowance to nonperforming loans ratio.

Response:	We will continue to provide separate disclosure of the allowance for loan and lease losses as a percentage of total nonperforming loans and leases as adjusted to exclude the valuation allowance for purchased credit impaired loans in future filings wherever the allowance for loan and lease losses as a percentage of total nonperforming loans and leases is presented in our future filings.

6)	As a related matter, we note your response to comment one of our letter dated January 29, 2010 as it relates to your presentation of the allowance to nonperforming loans ratio. We continue to believe that more transparency is needed around your presentation of this ratio given that a significant amount of the allowance included in the numerator is allocated to loan types that are excluded from nonperforming loans in the denominator. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator. Consistent with the comment above, ensure to provide this additional disclosure throughout your filing wherever you disclose the allowance to nonperforming loans ratio.

Response:

In future filings, beginning with the Form 10-Q for the three months ended June 30, 2010, we will provide additional disclosure to quantify the amount of the allowance for loan and lease losses allocated to the various loan types which we exclude from total nonperforming loans and leases wherever this ratio is presented. Loan types that are excluded from nonperforming loans and leases include loans accounted for under the fair value option, nonperforming loans held-for-sale, purchased credit-impaired loans, past due consumer credit card, consumer non-real estate-secured loans, unsecured consumer loans, business card loans, and real estate-secured, past due consumer loans that are insured by the Federal Housing Administration. Beginning with our Form 10-K for the year ended December 31, 2009, we disclosed the various percentage calculations, including the ratio of the allowance for loan and lease leases to nonperforming loans and leases, excluding the allowance related to purchased credit-impaired loans.

Note 1 – Summary of Significant Accounting Policies

Allowance for Credit Losses, page 122

7)	We note your disclosure that your allowance for certain homogeneous loan portfolios (including consumer real estate and presumably home equity loans) is based on aggregated portfolio segment evaluations generally by product type. We also note your disclosure on page 58 regarding the elevated risk characteristics of your home equity portfolio, which include high refreshed LTVs (in many cases in excess of 100%), second lien position, 2006-2007 vintages, and geographic location. Given the relatively high level of credit risk associated with these types of lending products, please tell us and revise your disclosure in future filings to provide a more robust description of your allowance methodology for your home equity loan portfolio. Specifically disclose how you take into consideration housing price depreciation, and the homeowners’ loss of equity in the collateral, in your allowance for loan losses for home equity loans. In this regard, discuss the basis for your assumptions about housing price depreciation and explain how collateral valuations are incorporated into your model given that you evaluate these loans as a pool rather than on a loan-by-loan basis.

Response:	Our home equity mortgage loan portfolio is comprised primarily of large groups of homogeneous consumer loans secured by residential real estate. We estimate the losses incurred in our homogeneous loan pools by estimating how many of the loans will default and how much of the loans’ balances will be lost in the event of default.

Using statistically valid model methods, we estimate how many of our homogeneous loans will default based on the individual loans’ attributes aggregated into pools of homogeneous loans with similar attributes. The attributes that are most significant to the probability of default and are used to estimate default include refreshed loan-to-value ratio or in the case of a subordinated lien, refreshed combined loan-to-value ratio, borrower credit score, months on books (i.e., vintage) and geography all of which are further broken down by present collection status (whether the loan is current, delinquent, in default or in bankruptcy). This estimate is based on our historical experience with our loan portfolio. Our estimate is adjusted to reflect our assessment of environmental factors not yet reflected in the historical data underlying our loss estimates, such as changes in real estate values, local and national economies, underwriting standards and the regulatory environment.

The probability of default of the loan is based on our analysis of the movement of loans with the measured attributes from either current or each of the delinquency categories to default over a twelve-month period. Loans 90 or more days past due or those expected to migrate to 90 or more days past due within the twelve-month period are assigned a rate of default that measures the percentage of such loans that will default over their lives as we assume that the condition causing the ultimate default presently exists as of the measurement date. Generally on home equity loans where we only hold a second lien position, it is not to our advantage to foreclose, and therefore the loss severity for these home equity loans is estimated at 100%.

We will revise our future filings, where appropriate, to include a more robust description of our allowance methodology for the home equity portfolio to be consistent with the description above.

8)	We note your disclosure that impairment on loans that are solely dependent on the collateral for repayment is measured based on the estimated fair value of the collateral less costs to sell. We also note your response to comment three of our letter dated January 29, 2010 related to your decision to use third party appraisals to measure impairment on certain mortgage loans secured by vacant lots instead of an automated valuation methodology (AVM) or other index value. Please tell us and revise your future filings to provide comprehensive disclosure describing the methods used to estimate the fair value of the collateral securing your collateral-dependent impaired loans and other real estate owned. Furthermore, in light of your determination that AVMs in the lot-loan sector have been less reliable in the current market environment, also describe the procedures you perform to validate the results of alternative valuation methodologies that are not based on current appraisal data, such as AVMs and other indexes, and disclose how often you perform such validation procedures.

Response:	Generally, we estimate the fair value of the collateral securing our collateral-dependent impaired loans and other real estate owned using an automated valuation method (“AVM”), which is a tool that estimates the value of a property by reference to large volumes of market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. In the event that an AVM value is not available and for all properties with values greater than $750,000, we utilize the Case-Schiller Home Index, a widely used index based on data from repeat sales of single family homes or the Mortgage Risk Assessment Corporation index, which is similar to the Case-Schiller Home Index. In the event that we determine that these methods provide less reliable valuations, such as the case for lot loans in the current environment, we use appraisals or broker price opinions to estimate the fair value of the collateral. We validate the accuracy of our valuation methods quarterly comparing the value to actual sales prices using a large sample of recent property sales for the respective geographic areas.

In future filings, where appropriate, we will provide disclosure describing the methods used to estimate the fair value of the collateral securing collateral-dependent impaired loans and other real estate owned in Note 1 to our consolidated financial statements.

Note 5 – Securities, page 136

9)

We note your disclosure on page 137 concerning your methodology for assessing your non-agency residential mortgage-backed securities for other-than-temporary impairment (OTTI). While we acknowledge that a significant portion of your unrealized losses are concentrated in these types of securities, as of December 31, 2009 approximately 45% of the gross unrealized losses in your AFS investment portfolio are attributable to other investment categories. Therefore, in the interest of transparency, for each major security type please tell us and revise your disclosure in future filings to provide a robust discussion of the information considered in concluding that such securities were not OTTI. In this regard, for your AFS debt securities address your consideration of the guidance set forth in paragraphs 33A – 33I of ASC 320-35, and if applicable, describe the models and assumptions used to measure credit-related impairment. For your AFS marketable equity securities discuss your consideration of the impairment factors set forth in SAB Topic 5M.

Response:	In Note 5 to the consolidated financial statements included in our Form 10-Q for the three months ended March 31, 2010, we provided additional discussion regarding our models and assumptions used to measure credit-related impairment for all major security types for which significant credit impairment has been recorded in earnings. We have also enhanced the description of our overall OTTI assessment process and our description of our intent with regard to those securities where we have concluded that OTTI does not exist. The following are the specific referenced disclosures, which we will also include in future filings, where applicable:

As of March 31, 2010, those debt securities with other-than-temporary impairment for which a portion of the other-than-temporary impairment loss remains in OCI primarily consisted of non-agency residential mortgage-backed securities (RMBS) and collateralized debt obligations (CDOs). The Corporation estimates the portion of loss attributable to credit using a discounted cash flow model. The Corporation estimates the expected cash flows of the underlying collateral using internal credit risk, interest rate and prepayment risk models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity and prepayment rates. Assumptions used can vary widely from loan to loan and are influenced by such factors as loan interest rate, geographical location of the borrower, borrower characteristics and collateral type. The Corporation then uses a third party vendor to determine how the underlying collateral cash flows will be distributed to each security issued from the structure. Expected principal and interest cash flows on an impaired debt security are discounted using the book yield of each individual impaired debt security.

Based on the expected cash flows derived from the model, the Corporation expects to recover the unrealized losses in accumulated OCI on non-agency RMBS. Significant assumptions used in the valuation of non-agency RMBS were as follows at March 31, 2010.

	Weighted- average	Range (1)
		10th Percentile (2)	90th Percentile (2)
Prepayment speed (3)	10.5%	3.0%	23.0%
Loss severity (4)	43.6%	17.4%	52.3%
Life default rate (5)	46.6%	2.7%	98.9%

(1)	Represents the range of inputs/assumptions based upon the underlying collateral.
(2)	The value of a variable below which the indicated percentile of observations will fall.
(3)	Annual constant prepayment speed.
(4)	Loss severity rates are projected considering collateral characteristics such as LTV, creditworthiness of borrowers (FICO score) and geographic concentration. Weighted-average severity by collateral type was 40 percent for prime bonds, and 45 percent for both Alt-A bonds and subprime bonds.
(5)	Default rates are projected by considering collateral characteristics including, but not limited to LTV, FICO and geographic concentration. Weighted-average life default rates by collateral type were 39 percent for prime bonds, 53 percent for Alt-A bonds and 45 percent for subprime bonds.

Additionally, based on the expected cash flows derived from the model, the Corporation expects to recover the unrealized losses in accumulated OCI on CDOs. Certain assumptions used in the valuation of CDOs were an annual constant prepayment speed, loss severities and default rates which take into consideration various collateral characteristics including but not limited to asset type, subordination and vintages. For CDOs these assumptions were a maximum prepayment speed of 26 percent, a maximum default rate of 58 percent and a maximum loss severity of 100 percent. Due to the structure and variability of the underlying collateral for the CDOs, the minimum end of the ranges and a weighted-average for each of these assumptions are not meaningful.

The impairment of AFS debt and marketable equity securities is based on a variety of factors including the length of time and extent to which the fair value has been less than cost, the financial condition of the issuer of the security, and the Corporation’s intent and ability to hold the security to recovery.

At March 31, 2010, the amortized cost of approximately 9,000 AFS securities exceeded their fair value by $5.4 billion. The gross unrealized losses include $2.7 billion on non-agency RMBS, $1.3 billion on foreign securities and other taxable securities, which are primarily CDOs, and $828 million on agency RMBS. Combined, these securities represented 89 percent of the $5.4 billion in gross unrealized losses. Of the $5.4 billion, $1.7 billion of gross unrealized losses have existed for less than twelve months and $3.7 billion of gross unrealized losses have existed for a period of twelve months or longer. Of the gross unrealized losses existing for twelve months or longer, $2.3 billion related to approximately 400 non-agency RMBS, an additional $1.1 billion related to foreign securities and other taxable securities, and $28 million related to 400 AFS marketable equity securities. Combined, these securities represented 94 percent of the gross unrealized losses that have existed for a period of twelve months or longer. Gross unrealized losses are principally the result of ongoing illiquidity in the markets and lower interest rates.

The Corporation considers the length of time and extent to which the fair value of AFS debt and marketable equity securities have been less than cost to conclude that such securities were not other-than-temporarily impaired. The Corporation also considers other factors such as the financial condition of the issuer including credit ratings and specific events affecting the operations of the issuer, volatility of the security, underlying assets that collateralize the debt security, and other industry and macroeconomic conditions. As the Corporation has no intent to sell securities with unrealized losses and it is not more-likely-than-not that the Corporation will be required to sell these securities before recovery of amortized cost, the Corporation has concluded that the securities are not impaired on an other-than-temporary basis.

As discussed on page 116 of our Form 10-Q for the three months ended March 31, 2010, all of our AFS marketable equity securities within the Corporate Investment equity portfolio were sold during the first quarter of 2010 as a result of a change in our investment portfolio objectives shifting more to core interest income and reducing our exposure to equity market risk, resulting in a loss of $331 million. As a result of this sale, the total gross unrealized losses for all remaining AFS marketable equity securities held by the Corporation were $42 million for the three months ended March 31, 2010, of which $28 million have existed for 12 months or longer. This represents less than 1% of the gross unrealized losses on all AFS securities for the three months ended March 31, 2010.

Note 6 – Outstanding Loans and Leases, page 140

10)	We note your disclosure on page 141 regarding the renegotiation of credit card and consumer lending loans with customers that are experiencing financial difficulty. Please provide us with the following as it relates to these loan modifications:

a)	Explain how these types of loans are renegotiated, including a description of the significant terms modified;

Response:	The renegotiated credit card and consumer lending loans noted in our disclosures on page 141 are modified largely as a result of contact with delinquent and distressed customers through our collections and customer service centers as well as through external debt management agencies. These customers are primarily offered fixed payment programs that amortize in 60 months with reduced annual percentage rates (“APR”) and fee suppression. The principal concession made to these customers is a reduction in the APR to a below market rate (to approximately 6%), as well as late fee suppression. If a customer’s charging privileges have not already been revoked, they are revoked upon modification.

b)	Compare and contrast the circumstances under which you would consider the modification to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;

Response:	Enrollments in payment programs with durations longer than 12 months (primarily 60 month programs) are considered permanent as customers do not migrate out of the program. Customers enrolled in these programs represent approximately 99% of all renegotiated balances as of December 31, 2009. Enrollments in 12 month APR reduction programs are considered temporary and represent approximately 1% of renegotiated balances as of December 31, 2009.

These renegotiated loans are considered TDRs and included in our discussion of impaired loans in Note 6 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2009. In addition, the Corporation performs impairment analyses on these renegotiated loans consistent with the requirements of ASC 310-10 (SFAS 114) to ensure appropriate provisioning of loan loss reserves. Beginning with our Form 10-Q for the three months ended March 31, 2010, the first reporting period since the consolidation of our credit card securitization trusts under ASC 810 (SFAS 167), we provided, and will continue to provide in future filings where applicable, additional disclosure on the impairment associated with these renegotiated loans in accordance with the requirements of ASC 310-10 as the number of renegotiated loans on the Corporation’s consolidated balance sheet is now more significant.

c)	Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to such a change in status (classification) and discuss how these events would impact the accounting for the loan, including the specific loan pools used for establishing the allowance, as well as the classification and presentation in your Industry Guide III data; and

Response:	Accounts enrolled in long term programs (primarily 60 month programs) do not revert back to the original terms on the account. Accounts enrolled in temporary (12 month) concession programs will revert back to original APR terms after the temporary concession ends. In addition, charging privileges are not reinstated at the end of the concession period. There are no triggering events that would lead to an early change in status under either the long or short term programs. Accordingly, the impairment analysis for the renegotiated loans under both programs is performed under ASC 310-10 (SFAS 114). The identification of the loans under ASC 301-10 is made on a loan by loan basis when the loan is renegotiated and placed into either the long or short term renegotiation program. Once identified as renegotiated, the impairment analysis of the renegotiated loan is performed on a pooled basis. The specific loan pools used for establishing the allowance for these loans are based upon the customer’s product type (e.g., consumer credit card, consumer finance) and the type of program enrolled (e.g., permanent workout program, consumer credit counseling).

For the nonperforming loans and leases disclosure required by Industry Guide III, we do not distinguish between performing and nonperforming for consumer credit card, unsecured consumer lending loans, and business card loans as they continue accruing when past due but are then charged off when 180 days or more past due. As such, any change in classification for credit card and consumer lending loans to a renegotiated loan under either the long or short-term program does not impact this Industry Guide III disclosure. In future filings, we will provide enhanced footnote disclosure to the nonperforming loans and leases disclosure to clarify this exclusion.

d)	Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted.

Response:	We follow the guidance under ASC 450-20 (SFAS 5) for credit card loans and unsecured consumer lending loans until they become TDRs (i.e., renegotiated), at which time we then follow the guidance under ASC 310-10 (SFAS 114). Preparation of both these impairment analyses is performed on a pooled loan level. In addition, disclosures required under ASC 310-10 (SFAS 114) were provided for the consolidated renegotiated loan portfolio in our Form 10-Q for the three months ended March 31, 2010 and will continue to be provided in future filings, when applicable.

For renegotiated loans under the long-term program, the impairment analysis is determined under ASC 310-10 (SFAS 114) for the length of the loan term. When the temporary concession program expires for short-term program renegotiated loans (and accounts return to original payment terms), the impairment analysis changes from ASC 310-10 (SFAS 114) to ASC 450-20 (SFAS 5). The short-term program represents approximately 1% of the renegotiated loan portfolio, with a principal value and allowance of approximately $200 million and $100 million, respectively, at March 31, 2010.

11)	As a related matter, please revise your future filings to enhance your disclosure surrounding your credit card and consumer lending modification programs. In this regard, provide the following:

a)	To the extent you have several different types of programs offered to your credit card and consumer lending customers (e.g. consumer credit counseling programs, temporary hardship concessions, permanent workout programs, etc.) include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status; and

Response:	Beginning with our Form 10-Q for the three months ended June 30, 2010, we will include enhanced disclosures for our renegotiated credit card and consumer lending loans, providing further details on the different types of programs offered including tabular disclosure of the amount of gross loans included in the loan modification programs, detailed by loan category. As noted in our response to comment 10(c) above, we do not distinguish between performing and nonperforming for our consumer credit card, unsecured consumer lending loans, and business card loans. As such, this classification is not applicable.

b)	Provide a narrative disclosure addressing success with the different types of concessions offered on your credit card and consumer loans.

Response:	Beginning with our Form 10-Q for the three months ended June 30, 2010, we will provide a narrative disclosure addressing the success with the different types of concessions offered on our renegotiated loans. Presently, we provide disclosure by loan category for the renegotiated credit card and consumer lending loans that are current or less than 30 days past due in Note 6 of our consolidated financial statements included in our Form 10-Q for the three months ended March 31, 2010. We believe that current versus non-current status is the best indicator of the success of the renegotiated loan programs. Accordingly, we plan to continue to provide this disclosure with additional information by type of concession offered in our future filings.

Note 8 – Securitizations, page 143

12)	We note your response to comment six of our letter dated January 29, 2010 and the related disclosures provided on pages 5, 32, 57, 70 and 144 regarding your repurchase reserves for representations and warranties. We continue to believe that disclosure of the amount of your liability for representations and warranties will provide transparent and meaningful information particularly given the significant increase in representations and warranties expense recording in 2009 and the increased volume of these types of claims in the current market environment. We believe that this information can be provided in such a way (e.g. in total as opposed to by counterparty) so as not to negatively impact your ability to negotiate fair settlements on future claims. Furthermore, this type of disclosure is not uncommon in your industry. Therefore, please advise and revise your future filings accordingly.

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three months ended March 31, 2010, we provided the following comparative disclosures of the amount of our liability for representations and warranties and will continue to provide such disclosures in future filings:

The liability for representations and warranties, and corporate guarantees, which has been established primarily for the third party buyers, and for FNMA and FHLMC, is included in accrued expenses and other liabilities and the related expense is included in mortgage banking income. At March 31, 2010 and December 31, 2009, the liability was $3.3 billion and $3.5 billion. For the three months ended March 31, 2010 and 2009, the representations and warranties expense was $526 million and $434 million, loans repurchased from investors and securitization trusts (including those in which the monoline financial guarantors insured some or all of the related bonds) amounted to $654 million and $359 million, and the amount paid to satisfy claims (including those in which the monoline financial guarantors insured some or all of the related bonds) was $297 million and $63 million.

13)	As a related matter, please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties, particularly in situations where you have limited experience dealing with certain counterparties.

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three months ended March 31, 2010, we provided the following disclosures as required by paragraphs 3-5 of ASC 450-20-50 as it relates to our representations and warranties exposures and will continue to provide such disclosures in future filings (substantially similar disclosure is also provided in our MD&A on page 135 of our Form 10-Q for the three months ended March 31, 2010):

The Corporation has repurchased loans and has provided representation and warranties reserves for monoline financial guarantors’ repurchase requests where, in its view, valid identified defects exist. A liability has also been established for monoline financial guarantors’ repurchase requests that are in process of review based on historical repurchase experience with each monoline financial guarantor to the extent such experience is believed to provide a reliable basis on which to estimate incurred losses from future repurchase activity. At March 31, 2010, the UPB of loans related to unresolved repurchase requests previously received from monoline financial guarantors was approximately $3.0 billion, including $2.1 billion that have been reviewed by the Corporation where, in its view, a valid defect has not been identified which would constitute an actionable breach of its representations and warranties and $900 million that are in the process of review. In view of the inherent difficulty of predicting the outcome of those repurchase requests where a valid defect was not identified and other unasserted requests to repurchase loans from the securitization trusts in which monoline financial guarantors have insured all or some of the related bonds, the Corporation cannot reasonably estimate what the eventual outcome will be, what the timing of the ultimate resolution of these matters will be, or what if any the eventual loss related to each pending matter may be. As a result, a liability has not been established related to repurchase requests where a valid defect has not been identified and other unasserted requests to repurchase loans from the securitization trusts in which the monoline financial guarantors have insured all or some of the related bonds. The exposure to loss on these requests will be determined by the number and amount of loans ultimately repurchased offset by the applicable underlying collateral value in the real estate securing these loans. In the unlikely event that the Corporation would be required to repurchase the entire amount of loans where a valid defect was not identified, assuming the underlying collateral has no value, the maximum amount of potential loss would be no greater than the UPB of the loans.

Note 14 – Commitments and Contingencies, page 158

14)	We note your disclosures beginning on page 160 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

(i)	the possible loss or range of loss; or

(ii)	a statement that an estimate of the loss cannot be made

In this regard, while we acknowledge previous discussions with the Staff on this matter, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

Response:	We are aware that litigation disclosure pursuant to ASC 450 is an active topic of discussion by the Financial Accounting Standards Board’s (“FASB”). We are also aware that the FASB will soon be issuing a new proposed Accounting Standards Update to enhance the quality of litigation contingency disclosure for investors. We are committed to transparent disclosures, and, to that end, we provided additional information in Note 11 to the consolidated financial statements included in our Form 10-Q for the three months ended March 31, 2010. In addition to our disclosures regarding loss contingencies in our Form 10-K for the year ended December 31, 2009, in our Form 10-Q, we have noted that as a litigation or regulatory matter develops, the Corporation, in conjunction with its outside counsel handling the matter, if any, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and/or estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Corporation establishes a reserve with respect to such loss contingency and continues to monitor the matter for further developments that could affect the amount of the reserve that has been previously established. We also disclosed that litigation-related expenses, excluding fees paid to external legal service providers, of $558 million and $181 million were recognized during the three months ended March 31, 2010 and 2009, respectively. We noted that the Corporation discloses in its filings the nature of any loss contingency and the amount of any claims associated with the loss contingency, if specified. We also stated that there may be exposure to loss in excess of any amounts accrued for litigation and regulatory matters.

In our future filings, we will seek to be particularly attentive to the precise issues that you have raised and will provide disclosure as deemed appropriate and meaningful while at the same time not unduly prejudicing our defense in any underlying litigation. As to the particular amounts of accruals that have been made, we will comply with the requirement that they be set forth where necessary for the financial statements not to be misleading, although our goal will be to have financial statements that are not in any respect misleading without that additional detail.

15)

We note your disclosure on page 144 that under your representations and warranties you may be required to repurchase a loan with identified defects as well as indemnify or provide other recourse to the investor or insurer. Please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

Response:	In our Form 10-K for the year ended December 31, 2009 and as updated in our Form 10-Q for the three months ended March 31, 2010, we disclosed each litigation and regulatory matter representing a loss contingency required to be disclosed under ASC 450, including any litigation related to investors or purchasers of our mortgage-backed securities. In addition, as noted in our response to comment 14 above, we have provided and will continue to provide additional information regarding our evaluation of loss contingencies related to litigation and regulatory matters. We also understand our disclosure obligations under and will comply with the requirements of paragraphs 3-5 of ASC 450-20-50.

Note 17 – Employee Benefit Plans, page 176

16)	We note that you present your corporate and legacy company pension plans on an aggregated basis (referred to as Qualified Pension Plans) in your tabular disclosures on pages 178 – 181. Please revise your future filings to provide the disclosures required by ASC 715-20-50-3 to the extent that any of these plans have accumulated benefit obligations in excess of the fair value of plan assets at the measurement date.

Response:	As part of our annual disclosures presented in Note 17 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2009, we discuss our pension plans and present aggregated tabular disclosures for our “Qualified Pension Plans”. The Qualified Pension Plans include the legacy Bank of America Pension Plan and the Bank of America Pension Plan for Legacy Companies. Each of the individual pension plans included in “Qualified Pension Plans” have plan assets in excess of the accumulated benefit obligation for all periods presented. Therefore, the disclosure requirements of ASC 715-20-50-3 section (b) are not currently applicable to our Qualified Pension Plans.

17)	As a related matter, we note that the non-U.S. pension plans assumed in the Merrill Lynch acquisition have been aggregated with certain other plans in your Nonqualified and Other Pension Plans disclosure. Please consider the need to provide separate disclosure of these foreign plans in your future filings to the extent that the benefit obligations of the foreign plans are significant relative to your total benefit obligation or in the event those plans use significantly different assumptions. Refer to ASC 715-20-50-4.

Response:

As part of our annual disclosures presented in Note 17 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2009, we aggregate the terminated Merrill Lynch & Co. Inc. (“Merrill Lynch”) U.S. pension plan and the Merrill Lynch non-U.S. pension plans as “Other Pension Plans”. As disclosed in Note 17 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2009, the assumptions used to estimate the benefit obligation for these Other Pension Plans, both foreign and U.S.-based, are not significantly different. In the tabular presentation of the change in the fair value of plan assets and the change in the projected benefit obligation, we combine the Other Pension Plans and our unfunded Nonqualified

Pension Plans which include legacy Corporation nonqualified plans and nonqualified plans assumed through various acquisitions, including Merrill Lynch. The Corporation does not consider the Merrill Lynch non-U.S. pension plans to be significant in relation to the total aggregated benefit obligation for Nonqualified and Other Pension Plans as presented in the Corporation’s consolidated financial statements. However, to provide additional transparency to the readers of the Corporation’s consolidated financial statements, beginning with our Form 10-K for the year ended December 31, 2010, the Corporation will disaggregate the Merrill Lynch non-U.S. pension plans from the “Nonqualified and Other Pension Plans” columnar presentation and separately disclose the non-U.S. pension plan information.

Executive Compensation, page 204 (as incorporated from page 38 of Schedule 14a)

18)	We are aware of the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that the risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Response:	Based on all work done to date on the review of our compensation programs, including the horizontal review being conducted by the Federal Reserve and other ongoing company routines (such as the incentive compensation review and certification process noted on page 12 of our 2010 Proxy Statement), we can confirm that we continue to believe that any risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Corporation.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our registered independent public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (“SEC”) that Staff comments or changes in disclosure in the filing in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James

Corporate Controller

cc:	Charles H. Noski, Chief Financial Officer

Neil A. Cotty, Chief Accounting Officer

Edward P. O’Keefe, General Counsel

Thomas Pirolo, Partner, PricewaterhouseCoopers LLP